Exhibit 99.1

OneSmart Provides Update on New Regulations

SHANGHAI, July 26, 2021 – OneSmart International Education Group Limited (“OneSmart” or the “Company”) (NYSE: ONE), a leading education company in China, announced that, on July 24, 2021, China’s official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to after-school tutoring services, including (i) institutions providing after-school tutoring services on academic subjects to students at China’s compulsory education stage, or Academic AST Institutions, need to be registered as non-profit, no approval will be granted to new Academic AST Institutions, and an approval mechanism will be adopted for online Academic AST Institutions; (ii) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and Academic AST Institutions in violation need to rectify the situation; (iii) listed companies are prohibited from raising capital to invest in Academic AST Institutions; (iv) Academic AST Institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (v) Academic AST Institutions must follow the fee standards to be established by relevant authorities. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Opinion when conducting activities.

The Company will continue to comply with all applicable rules and regulations in providing educational services, including those to be adopted following the policy directives of the Opinion. The Company is carefully considering the provisions of the Opinion and assessing their implications for the Company’s business. The Company expects the Opinion, related rules and regulations, and the compliance measures to be taken by the Company will have material adverse impact on its after-school tutoring services related to academic subjects in China’s compulsory education system, which in turn may adversely affect the Company’s results of operations and prospect. The Company will proactively seek guidance from and cooperate with government authorities in connection with its efforts to comply with the Opinion and any related rules and regulations.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading education company in China. Our vision is to be the most trusted and heart-warming education company and our mission is POWER LEARNING changes the future with technology advancement. Our company culture is centered on the core values of customer focus, excellence, integrity, and technology and innovation. As of February 28, 2021, OneSmart operates a nationwide network of 457 learning centers in China.

For more information on OneSmart, please visit http://ir.onesmart.org/.

For further information, please contact:

OneSmart

Ms. Ida Yu

+86-21-2250-5891

E-mail: ir@onesmart.org

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: onesmart@icaasia.com